Exhibit 99.10

Not for release to US wire services or distribution in the United States

ASX Release

Entitlement Offer Results and Shortfall Notification

SYDNEY, AUSTRALIA – August 1, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce the results of its fully underwritten 1 for 11.8 non renounceable pro rata entitlement offer of new fully paid ordinary shares (“Entitlement Offer”) to raise approximately A$6.0 million, the details of which were announced on 9 July 2019.

The Company received applications from eligible shareholders participating in the Entitlement Offer (including applications in the oversubscription facility) for 129,580,499 ordinary shares at $0.021 per ordinary share raising $2,721,190.48. As announced on 9 July 2019 the Entitlement Offer was fully underwritten by Bell Potter Securities Limited (“Bell Potter”). In accordance with the underwriting agreement, Bell Potter will subscribe for, or procure subscriptions for, the 157,588,849 shares which were not taken up under the Entitlement Offer (“shortfall shares”). The number of ordinary shares on issue on completion of the Entitlement Offer will be 3,866,243,835 ordinary shares.

The Company intends to issue the shares applied for by eligible shareholders under the Entitlement Offer and the shortfall shares on 6 August 2019.

The Directors wish to thank all shareholders for the continued support.

ENDS

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The securities issued under the Rights Issue have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or pursuant to an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act of 1933 and any applicable US state securities laws

This announcement may include forward-looking statements. These forward-looking statements are based on Immutep’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Immutep, which could cause actual results to differ materially from such statements. Immutep makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.